Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Phreesia, Inc.:

We consent to the use of our report dated April 17, 2019, except for Note 1(c), as to which the date is July 3, 2019, with respect to the balance sheets of Phreesia, Inc. as of January 31, 2018 and 2019 and the related statements of operations, redeemable preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the “financial statements”) incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

July 17, 2019